UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                                SCHEDULE 13D
                             (Amendment No. 6)

                 Under the Securities Exchange Act of 1934


                        THE WASHINGTON POST COMPANY
                             (Name of Company)

                   CLASS B COMMON STOCK, $1.00 PAR VALUE
                       (Title of Class of Securities)

                                939640 10 8
                               (CUSIP Number)


                           Diana M. Daniels, Esq.
               Vice President, General Counsel and Secretary
                        The Washington Post Company
                           1150 15th Street, N.W.
                           Washington, D.C. 20071
                               (202) 334-6600

                              with a copy to:

                          Melvin L. Bedrick, Esq.
                          Cravath, Swaine & Moore
                             825 Eighth Avenue
                             New York, NY 10019
                               (212) 474-1100

               ----------------------------------------------
          (Name, Address and Telephone Number of Person Authorized
                  to Receive Notices and Communications)

                              January 27, 1998
          (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                SCHEDULE 13D



CUSIP No. 939640 10 8                 Page 2  of  8  Pages
         --------------                   ---    ---

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1  NAME OF REPORTING PERSON
   SS OR IRS IDENTIFICATION NO OF ABOVE PERSON

                       Donald E. Graham

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a)
                                                            (b)    [x]
3  SEC USE ONLY

4  SOURCE OF FUNDS*
                          Not Applicable

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
    REQUIRED PURSUANT TO ITEMS 2(d) OR 2(E)                        [ ]

6  CITIZENSHIP OR PLACE OF ORGANIZATION
                      United States

-------------------
   NUMBER OF          7  SOLE VOTING POWER
    SHARES               2,220,757
 BENEFICIALLY
 OWNED BY EACH        8  SHARED VOTING POWER
   REPORTING             1,222,316
  PERSON WITH
                      9  SOLE DISPOSITIVE POWER
                         492,992

                      10 SHARED DISPOSITIVE POWER
                         1,222,316
-------------------

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
   3,443,073 shares of Common Stock


12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN  [ ]
   SHARES*

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
   34.1%, the number of shares of Common Stock currently owned by Donald E. Graham (3,443,073) divided by the number of shares of Common Stock reported by the Company as outstanding on December 31, 1997 (10,089,212).

14 TYPE OF REPORTING PERSON*
        IN
---------------------------------------------------------------------------

                   *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                SCHEDULE 13D



CUSIP No. 939640 10 8                 Page  3   of  8  Pages
         -------------                    -----    ---
---------------------------------------------------------------------------

1  NAME OF REPORTING PERSON
   SS OR IRS IDENTIFICATION NO OF ABOVE PERSON

                              Katharine Graham

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a)
                                                            (b)    [x]

3  SEC USE ONLY

4  SOURCE OF FUNDS*
                      Not Applicable

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
    REQUIRED PURSUANT TO ITEMS 2(d) OR 2(E)                        [ ]

6  CITIZENSHIP OR PLACE OF ORGANIZATION
                      United States

-------------------
   NUMBER OF          7  SOLE VOTING POWER
    SHARES               667,641
 BENEFICIALLY
 OWNED BY EACH        8  SHARED VOTING POWER
   REPORTING             160,870
 PERSON WITH
                      9  SOLE DISPOSITIVE POWER
                         667,641

                      10 SHARED DISPOSITIVE POWER
                         160,870
-------------------

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
   828,511 shares of Common Stock

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN  [ ]
   SHARES*

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
   8.2%, the number of shares of Common Stock currently owned by Katharine Graham (828,511) divided by the number of shares of Common Stock outstanding on December 31, 1997 (10,089,212).

14 TYPE OF REPORTING PERSON*
            IN
---------------------------------------------------------------------------

                   *SEE INSTRUCTIONS BEFORE FILLING OUT!

          This Report relates to the Class B Common Stock, par value $1.00 per share (the "Class B Common Stock"), of The Washington Post Company (the "Company"). The Report on Schedule 13D filed by Donald E. Graham and Katharine Graham dated March 4, 1977 (the "Original Report"), as amended on February 14, 1983 ("Amendment No. 1"), March 5, 1985 ("Amendment No. 2"), April 16, 1986 ("Amendment No. 3"), January 28, 1987 ("Amendment No. 4") and February 15, 1995 ("Amendment No. 5") is hereby amended and supplemented as set forth below. The Original Report, as amended by Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4 and Amendment No. 5, is hereinafter referred to as "Schedule 13D". All capitalized terms not otherwise defined herein shall have the meanings ascribed to them in Schedule 13D.

          The descriptions contained in this Report of certain agreements and documents are qualified in their entirety by reference to the complete texts of such agreements and documents, which have been filed as exhibits to the Schedule 13D, as amended by this Report, and incorporated by reference herein.

          The amendments to the Schedule 13D are as follows:

Item 5:  Interest in Securities of the Issuer.

          Item 5 of Schedule 13D is hereby deleted in its entirety and substituted by the following:

Interests of Mr. Graham:

          As of December 31, 1997, Mr. Graham was the beneficial owner (as determined in accordance with Rule 13d- 3(a), (c) and (d) under the Act) of 3,443,073 shares of Class B Common Stock of the Company, constituting approximately 34.1% of such shares then outstanding (as determined in accordance with the Rule 13d-3(d)(1) under the Act). Such beneficial ownership was as set forth in paragraphs (a) through (p) below. Except as to the extent of: (A) his shared fiduciary voting and investment power with respect to, and one-quarter beneficial interest in, the shares held in the trusts referred to in paragraphs (f) and (i) below, (B) his shared fiduciary voting and investment power with respect to the shares held in the trusts referred to in paragraphs (g), (h), (j), (k), (m) and (n) below,
(C) his sole fiduciary voting and investment power with respect to the shares held in the trusts referred to in paragraph (l) below, and (D) his sole voting power, under an agreement dated as of February 25, 1977, as extended and amended as of September 13, 1985, and as extended and amended as of

May 15, 1996, with respect to the shares referred to in paragraph (o) below, Mr. Graham has no beneficial interest, and expressly disclaims any beneficial interest, in the shares referred to in such paragraphs (f) through (p).

     (a) 1,552 shares of Class B Common Stock and 262,314 shares of Class A Common Stock, par value $1.00 per share ("Class A Common Stock"), of the Company (Class A Common Stock being convertible share for share into Class B Common Stock) owned by Mr. Graham, as to which he had sole voting and investment power.

     (b) 209,126 shares of Class B Common Stock held in a revocable trust for the benefit of Mr. Graham. Mr. Graham, settlor, had sole voting power and investment power with respect to such shares. Mr. Graham has the right to revoke such trust at any time.

     (c) 56,333 shares of Class B Common Stock held in a trust for the benefit of Mr. Graham. Mr. Graham, as a trustee, shared voting and investment power with respect to such shares with George J. Gillespie, III, the other trustee.

     (d) 60,497 shares of Class A Common Stock held in a trust for the benefit of Mr. Graham. Mr. Graham, as a trustee, shared voting and investment power with respect to such shares with Mr. Gillespie, the other trustee.

     (e) 62,208 shares of Class A Common Stock held in a trust for the benefit of Mr. Graham. Mr. Graham, as a trustee, shared voting power with Daniel L. Mosley, the other trustee.

     (f) 135,168 shares of Class B Common Stock and 248,832 shares of Class A Common Stock held in trusts for the equal benefit of four persons (including Mr. Graham) and their descendants. Mr. Graham, as a trustee, shared voting and investment power with respect to such shares with Mr. Gillespie and Elizabeth Graham Weymouth, the other trustees.

     (g) 186,624 shares of Class A Common Stock held in trusts for the benefit of others. Mr. Graham, as a trustee, shared voting power with Daniel L. Mosley, the other trustee.

     (h) 120,994 shares of Class A Common Stock held in two trusts for the benefit of others. Mr. Graham, as a trustee, shared voting and investment power with respect to such shares with Mr. Gillespie and Stephen M. Graham, the other trustees for 60,497 shares and with Mr. Gillespie and William W. Graham, the other trustees for 60,497 shares.

     (i) 122,168 shares of Class B Common Stock held in a trust for the benefit of four persons (including Mr. Graham). Mr. Graham, as a trustee, shared voting and investment power with respect to such shares with Mr. Mosley, the other trustee.

     (j) 23,622 shares of Class B Common Stock held in three trusts for the benefit of others. Mr. Graham, as a trustee, shared voting and investment power with respect to such shares with Mr. William
          W. Graham and Mr. Gillespie, the other trustees.

     (k) 158,270 shares of Class B Common Stock held in a charitable trust for the benefit of others. Mr. Graham, as a trustee, shared voting and investment power with respect to such shares with Mrs. Graham, John W. Sweeterman, Martin Cohen and Vincent E. Reed, the other trustees.

     (l) 20,000 shares of Class B Common Stock held in two trusts for the benefit of others. Mr. Graham, as trustee, had sole voting and investment power with respect to such shares.

     (m) 10,000 shares of Class B Common Stock held in a trust for the benefit of another. Mr. Graham, as trustee, shared voting power with respect to such shares with Mr. Gillespie, the other trustee.

     (n) 2,600 shares of Class B Common Stock held in a charitable remainder unitrust for the benefit of others. Mr. Graham, as a trustee, shared voting and investment power with respect to such shares with Mrs. Graham and Mr. Gillespie, the other trustees.

     (o) 1,727,765 shares of Class B Common Stock as to which Mr. Graham had sole voting power under an agreement dated as of February 25, 1977, as extended and amended as of September 13, 1985, and as extended and amended as of May 15, 1996, as more fully described in Item 6 below.

     (p) 35,000 shares of Class B Common Stock owned by Mr. Graham's spouse as to which Mr. Graham had shared voting and investment power.


INTERESTS OF MRS. GRAHAM:

          As of January 27, 1998, Mrs. Graham was the beneficial owner (as determined in accordance with Rules 13-d-3(a), (c) and (d) under the Act) of 828,511 shares of Class B Common Stock of the Company, constituting approximately 8.2% of such shares then outstanding (as determined in accordance with Rule 13d-3(d)(1) under the Act). Such beneficial ownership was set forth in paragraph (q) through (t) below. Except as to the extent of her shared fiduciary voting and investment power with respect to the shares held in the trusts referred to in paragraphs (s) and (t) below, Mrs. Graham has no beneficial interest, and expressly disclaims any beneficial interest, in the shares referred to in such paragraphs (s) and (t).

          (q) 536,257 shares of Class A Common Stock owned by Mrs. Graham, as to which she had sole voting and investment power.

          (r) 131,384 shares of Class B Common Stock held in a revocable trust for the benefit of Mrs. Graham. Although Mrs. Graham does not now have any voting or investment power with respect to such shares, she does have the right to revoke such trust at any time. If such revocation were to occur, Mrs. Graham would have sole voting and investment power with respect to such shares.

          (s) 158,270 shares of Class B Common Stock held in a charitable trust for the benefit of others. Mrs. Graham, as a trustee, shared voting and investment power with respect to such shares with Mr. Graham, Mr. Sweeterman, Mr. Cohen and Mr. Reed, the other trustees.

          (t) 2,600 shares of Class B Common Stock held in a charitable remainder unitrust for the benefit of others. Mrs. Graham, as a trustee, shared voting and investment power with respect to such shares with Mr. Graham and Mr. Gillespie, the other trustees.

TRANSACTIONS DURING THE PAST SIXTY DAYS:

          On December 10, 1997, December 11, 1997, December 16, 1997, January 23, 1998 and January 27, 1998, Katharine Graham made gifts totaling 1,522 shares of Class B Common Stock.


Item 6.   Contract, Arrangements, Understandings or
          Relationships with Respect to Securities of the Company

          The text of Item 6 is followed by the following:

          The voting agreement dated as of February 25, 1977, as extended and amended as of September 13, 1985 has been extended and amended as of May 15, 1996. The agreement has a termination date (which may be extended) of February 24, 2007.

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                        /s/ Donald E. Graham
                                        ---------------------------
                                        Name:  Donald E. Graham


                                        /s/ Katharine Graham
                                        -----------------------------
                                        Name:  Katharine Graham